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Tesco PLC - Publication of Prospectus

Tesco PLC
22 March 2006

Publication of Final Terms

The following final terms have been filed with the UK Listing Authority and are available for viewing:

Final terms dated 22 March 2006 relating to the issue by Tesco PLC of EUR 500,000,000 3.875 per cent. Fixed Rate Notes due 2011 under its £10,000,000,000 Euro Note Programme

Final terms dated 22 March 2006 relating to the issue by Tesco PLC of £350,000,000 5.00 per cent. Fixed Rate Notes due 2023 under its £10,000,000,000 Euro Note Programme

Final terms dated 22 March 2006 relating to the issue by Tesco PLC of £300,000,000 4.875 per cent. Fixed Rate Notes due 2042 under its £10,000,000,000 Euro Note Programme

Final terms dated 22 March 2006 relating to the issue by Tesco PLC of £175,000,000 1.982 per cent. Index Linked Notes due 2036 under its £10,000,000,000 Euro Note Programme

To view the full documents, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2401a_1-2006-3-22.pdf
http://www.rns-pdf.londonstockexchange.com/rns/2401a_2-2006-3-22.pdf
http://www.rns-pdf.londonstockexchange.com/rns/2401a_3-2006-3-22.pdf
http://www.rns-pdf.londonstockexchange.com/rns/2401a_4-2006-3-22.pdf

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular dated 28 February 2006 (the 'Offering Circular') and the Final Terms listed above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular, you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange




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investegate
a Financial Express and Incisive Media partnership

Tesco PLC - Director/PDMR Shareholding

Tesco PLC
22 March 2006

22nd March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 22nd March 2006, 123,332 Ordinary shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 123,332 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608


investegate
a Financial Express and Incisive Media partnership

Tesco PLC - Director/PDMR Shareholding

Tesco PLC
22 March 2006

22nd March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday 22nd March 2006 123,332 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 123,332 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

Tesco PLC - Director/PDMR Shareholding

Tesco PLC
29 March 2006

29th March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - TRANSFER

Tesco PLC announces that on Wednesday 29th March 2006, 130,585 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 130,585 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

Tesco PLC - Director/PDMR Shareholding

Tesco PLC
29 March 2006

29th March 2006

Tesco PLC

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

QUEST - SUBSCRIPTION

Tesco PLC ('the Company') announces that on 29th March 2006, 130,585 Ordinary shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 130,585 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608